EXHIBIT 99.1

SHOPIFY INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON JUNE 8, 2016

REPORT ON PROXIES

CLASS A SUBORDINATE VOTING AND CLASS B MULTIPLE VOTING – COMBINED VOTES

MOTIONS	NUMBER OF VOTES					PERCENTAGE OF VOTES CAST
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Tobias Lütke as Director	170,301,414	0	449,992	0	5,278,574	99.74%	0.00%	0.26%
Elect Robert Ashe as Director	170,457,972	0	293,434	0	5,278,574	99.83%	0.00%	0.17%
Elect Steven Collins as Director	170,457,807	0	293,599	0	5,278,574	99.83%	0.00%	0.17%
Elect Jeremy Levine as Director	170,389,748	0	361,658	0	5,278,574	99.79%	0.00%	0.21%
Elect Trevor Oelschig as Director	170,390,663	0	360,743	0	5,278,574	99.79%	0.00%	0.21%
Elect John Phillips as Director	170,374,962	0	376,444	0	5,278,574	99.78%	0.00%	0.22%
Appointment of Auditors	175,993,279	0	36,701	0	0	99.98%	0.00%	0.02%
Advisory Vote on Executive Compensation	169,782,380	969026	0	0	5,278,574	99.43%	0.00%	0.00%

TOTAL HOLDERS VOTED BY PROXY:	131
TOTAL VOTES OUTSTANDING:	236,158,463	/s/ Josette koffyberg	/s/ Lise Anne Thomas
TOTAL VOTES VOTED:	176,029,980	JOSETTE KOFFYBERG	LISE ANNE THOMAS
TOTAL % OF VOTES VOTED:	74.54%	SCRUTINEER	SCRUTINEER